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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21410

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Isaak Bond Investments, Inc. and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 South Wadsworth Boulevard, Suite 590
(No. and Street)

Lakewood	CO	80235
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Lemek 303-623-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Summit LLC
(Name – *if individual, state last, first, middle name*)

999 18th Street, Suite 300	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald J. Lemek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Isaak Bond Investments, Inc. and Subsidiary, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP of Operations & CFO

Title

Notary Public

BRIANNA BANDY
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20194036683
MY COMMISSION EXPIRES 09/24/2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition
and
Independent Auditors' Report
December 31, 2019

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Table of Contents

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Directors and Shareholders of
Isaak Bond Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Isaak Bond Investments, Inc. as of December 31, 2019, the related statements of income and loss, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Isaak Bond Investments, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Isaak Bond Investments, Inc.'s management. Our responsibility is to express an opinion on Isaak Bond Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Isaak Bond Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed below has been subjected to audit procedures performed in conjunction with the audit of Isaak Bond Investments, Inc.'s financial statements.

- Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).
- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption).

The supplemental information is the responsibility of Isaak Bond Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the auditor since 2020.

Summit llc

Summit LLC
Denver, Colorado
February 28, 2020

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition
December 31, 2019

Assets

Assets		
Cash and cash equivalents	$	71,460
Due from brokers, dealers & clearing organization		7,214,177
Interest receivable		47,546
Other receivables		64,909
Due from stockholders		50,351
Securities owned, substantially pledged as collateral for amounts due to clearing broker		5,827,086
Cash surrender value of life insurance		327,857
Property and equipment, net of accumulated depreciation of $245,159		35,138
Prepaid Expenses		39,580
Other assets		89,811
Total assets	$	13,767,915

Liabilities and Stockholders' Equity

Liabilities		
Due to clearing broker, collateralized by securities owned	$	3,459,306
Securities sold, not yet purchased, at fair value		6,940,503
Accrued interest on securities sold, not yet purchased		8,364
Commissions payable		308,034
Accrued expenses		32,856
Subordinated debt		1,461,000
Capital Lease Obligation		7,726
Total liabilities		12,217,789
Commitments and contingencies		
Stockholders' equity		
Common stock, $1 par value; 500,000 shares authorized; 40,743 shares issued and outstanding		40,743
Additional paid-in capital		748,262
Retained earnings		761,121
Total stockholders' equity		1,550,126
Total liabilities and stockholders' equity	$	13,767,915

See notes to consolidated financial statement.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

Note 1 - Description of Business and Summary of Significant Accounting Policies

Isaak Bond Investments, Inc. and Subsidiary (the "Company") is a Colorado corporation established on March 1, 1977. On July 1, 2010, the Company elected S corporation status. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary operation is proprietary trading of municipal and corporate bond securities. The Company's wholly owned subsidiary, Funds Management Corp. ("Management Corp."), has been dormant for several years.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The Company's clearing broker is Hilltop Securities, Inc. ("Hilltop Securities"). Hilltop Securities carries all of the accounts of customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Principles of Consolidation

The accompanying consolidated financial statement includes the accounts of Isaak Bond Investments, Inc. and its subsidiary, Management Corp. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Due from Clearing Broker and Dealers and Other Receivables

Due from clearing broker and dealers are recorded as trades are executed on a trade-date basis. The Company has not provided a reserve for uncollectible accounts, as management believes all receivables are fully collectible.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided utilizing straight-line and accelerated methods over the estimated useful lives for owned assets, ranging from three to seven years.

Clearing Deposit and Other Assets

Other assets include $50,902 deposited with Hilltop Securities to offset certain risks assumed by Hilltop Securities related to the clearing and settling of securities and cash transactions on behalf of the Company.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and securities owned. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions. Securities owned consist primarily of municipal bond & US Treasury securities invested in a diversified portfolio of bond positions.

Securities transactions are initiated on a fully disclosed basis with Hilltop Securities. Under the terms of the clearing agreement, the Company is ultimately responsible for the executing of transactions and the contractual obligations thereunder. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities where counterparties primarily include broker-dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are reviewed daily by management to mitigate market risk.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes are carried at fair value. These derivative instruments consist principally of future contracts to purchase or sell government securities. Fair values are based upon quoted market prices. The fair value of those financial instruments is recorded in securities owned or due to clearing broker, as appropriate.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value Accounting

The Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3: Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Securities Owned

Municipal securities owned and investment securities are valued at fair value based on trade activity within a publicly observable marketplace.

Income Taxes

The Company has elected to be treated as an S corporation for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's stockholders, and no provision for income taxes has been recorded in the accompanying consolidated financial statement.

The Company follows the guidance of ASC Topic 740, *Accounting for Uncertainty in Income Taxes*. ASC Topic 740 prescribes a more-likely-than-not recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, and disclosure and transition of uncertain tax positions.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Note 2 - Fair Value Accounting

The following table sets forth by level, within the fair value hierarchy, the Company's investment assets and liabilities at fair value on a recurring basis as of December 31, 2019:

Investment Assets	Level 1	Level 2	Level 3	Total
US Treasuries	$ 156,942	$ -	$ -	$ 156,942
Municipal bonds	$ -	$ 5,085,457	$ -	$ 5,085,457
Corporate bonds	$ -	$ 584,687	$ -	$ 584,687
Total	$ 156,942	$ 5,670,144	$ -	$ 5,694,317

Investment Liabilities	Level 1	Level 2	Level 3	Total
US Treasuries	$ 3,308,673	$ -	$ -	$ 3,308,673
US Treasury futures contracts	$ 3,402,938	$ -	$ -	$ 3,402,938
Corporate bonds	$ -	$ 228,892	$ -	$ 228,892
Total	$ 6,711,611	$ 228,892	$ -	$ 6,940,503

The Company values US Treasuries based on readily available marketplace quotes from Treasury dealers based on a high volume of specified securities. Municipal and corporate bonds are valued based on trades of the bonds within a publicly observable marketplace. The bond market is based on negotiated contracts between a limited number of parties rather than high-volume exchange transactions. The pricing of bonds can be determined through review of transactions involving the specified bond or a like-kind bond. US Treasury futures contracts are derivatives that are valued at market based on the underlying US Treasuries.

Note 3 - Due to Clearing Broker

The Company clears its proprietary trades through another broker-dealer. The Company is required to maintain securities reserve and other collateral accounts with the Company's broker with a balance at all times equal to or greater than the margin requirement on the underlying securities. At December 31, 2019, the Company maintained $2,439,252 in these accounts. This amount is netted against the amount payable to the broker-dealer. This payable is collateralized by securities owned by the Company. The Company met all margin requirements, as determined by the clearing broker, as of December 31, 2019.

Note 4 – Capital Leases – Future Minimum Lease Payments

The Company leases office equipment under an agreement that is classified as a capital lease. The cost of equipment under the capital leases, terminating November 19, 2024, is included in the consolidated statement of financial condition as property and equipment and was $8,542 for the year ended December 31, 2019. Accumulated amortization of the leased equipment at December 31, 2019 was $712. Amortization of assets under capital leases is included in depreciation expense.

The future minimum lease payments required under the capital lease and the present value of the net minimum lease payments as of December 31, 2019 are as follows:

Year Ending December 31	
2020	$ 2,170
2021	2,170
2022	2,170
2023	2,170
2024	1,809
	10,489
Less amount representing interest	(2,763)
Capital lease obligation	$ 7,726

Note 5 - Commitments

Operating Leases

The Company leases facilities under non-cancelable operating leases.

Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31	
2020	$ 37,916

Note 6 - Subordinated Debt

Borrowings under subordination agreements at December 31, 2019 are owed to the Company's majority stockholder, and to an employee of the Company, sequentially as follows:

Interest at prime plus 2% (6.75% at December 31, 2019), $461,000 due September 30, 2021 and $400,000 due September 30, 2021	$ 861,000
Interest at 2%, $600,000 due May 01, 2020	$ 600,000
Debt subordinated to all other creditors	$ 1,461,000

The subordinated borrowings are unsecured and are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1").

Note 7 - Employee Benefit Plan

The Company's Section 401(k) profit sharing plan covers substantially all full-time employees. The Company's profit-sharing contributions to this plan are determined annually by the Board of Directors and vest over a period from two to six years of service. In addition, the Company has a discretionary match of up to 6% of employee salary deferrals. There were no profit-sharing contributions made by the Company during the year ended December 31, 2019. Employee contributions to the Company's 401(k) plan deducted from their gross pay on 12/31/2019 totaling $4,435 is a liability included in accrued expenses.

Note 8 - Related Party Transactions

One of the Company's customers is a partnership, where the general partner is related to the majority stockholder. In addition to providing investment advisory services, the Company performs certain administrative services for the partnership. The amount due from the partnership was $24,547 as of December 31, 2019, included in other receivables.

Note 9 - Net Capital Requirements

The Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $2,267,898 which was $2,167,898 in excess of its minimum net capital of $100,000. The Company's net capital ratio was 0.16 to 1.

Note 10 - Subsequent Events

The Company has evaluated all subsequent events through the auditors'; report date, which is the date the financial statements were available for issuance, and has determined there are no events requiring recognition or additional disclosure as of that date.

SUPPLEMENTAL INFORMATION

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2019

Net Capital

Stockholders' equity	$ 1,550,127
Additions	
Liabilities subordinated to claims of general creditors	1,461,000
Deductions	
Other receivables	(68,460)
Due from stockholder	(50,351)
Property and equipment	(35,138)
Other assets	(70,850)
Other investments	(12,078)
Haircuts on securities	
Debt securities	(375,249)
Other securities	(79,224)
Undue concentration	(51,879)
Net capital	$ 2,267,898

Aggregate Indebtedness

Payables	
Commissions payable	$ 308,035
Accrued expenses and other	49,183
Total aggregate indebtedness	$ 357,218

Computation of Basic Net Capital Requirements

Required minimum net capital	$ 100,000
Capital in excess of minimum requirement	$ 2,167,898
Ratio of aggregate indebtedness to net capital	0.16

Reconciliation with Company's computation:

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.